

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2011

Via E-mail
Mr. Frank T. Connor
Chief Financial Officer
Textron Inc.
40 Westminster Street
Providence, RI 02903

> **Re: Textron Inc.**
> **Form 10-K for Fiscal Year Ended January 1, 2011**
> **Filed March 1, 2011**
> **Form 10-Q for Fiscal Quarter Ended July 2, 2011**
> **Filed July 29, 2011**
> **File No. 001-05480**

Dear Mr. Connor:

We have reviewed your response letter dated June 23, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 1, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. We note your response to our prior comment three. You state that you will include additional disclosure in your discussion of consolidated results, to the extent that any performance adjustments are material at a consolidated level. In this regard, we note that you review your contract estimates on a periodic basis to assess revisions in contract values and estimated costs at completion and to reflect changes in estimates in current and future periods. Pursuant to ASC 250-10-50-4, please revise the notes to your financial statements to quantify the aggregate impact of all changes in contract estimates on income from continuing operations, net income, and related per share amounts for each period presented in your statement of operations. To the extent that there is a material offset between aggregate positive contract adjustments and aggregate negative

contract adjustments, please provide separate quantification of each. Provide us with a copy of your intended revised disclosure as part of your response.

Form 10-Q for Fiscal Quarter Ended July 2, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Analysis, page 21

2.   We have reviewed your response to our prior comment four, as well as the proposed expanded disclosure that you provided in Exhibit A. In this regard, we believe that your use of bullet points to provide additional detail regarding (I) the changes in "cost performance" and (II) segment costs that have impacted by "inflation" (i.e., in the sample disclosure provided in Exhibit A) is substantially more clear and user-friendly than the strictly narrative discussion of such items, which was included in the subsequently filed Form 10-Q for the quarterly period ended July 2, 2011. We continue to believe that your disclosure could be further improved by revising your tabular disclosure to quantify the impact of (A) those specific factors/costs that materially affected each segment's "cost performance" (e.g., variances in research and development costs, depreciation, selling and administrative costs, warranty costs, etc.) and (B) the specific factors/costs that were impacted by "inflation" (e.g., material costs, wages, pension costs, etc.), while revising your narrative disclosure to specifically focus on the underlying reasons for the variances in the items presented in the revised table. However, we also believe that the presentation of additional information related to "cost performance" and "inflation" in a format similar to your presentation in Exhibit A may be a reasonable and acceptable alternative to revising your current tabular disclosure. As such please confirm for us that, in future filings, your discussion of segment results will either incorporate our recommended revisions to your tabular and narrative disclosure or be presented in a format similar to that of Exhibit A.

3.   Please refer to your analysis of segment profit for the Cessna, Bell, and Industrial segments. We note that for each of those segments, you identify either "Pricing, net of inflation" or "Inflation, net of pricing" as a factor contributing to the change in reported segment profit. However, based upon your identification of the types of costs likely to be impacted by inflation (i.e., on page 21), it is not clear to us why it is meaningful to disclose the impact of inflation and pricing on segment profit on a "net" basis. Furthermore, unless you believe that you will be able to continually pass inflationary cost increases through to your customers in the form of price increases, we believe that investors should be provided with sufficient information to permit an assessment of (I) pricing trends and (II) the impact of inflation on costs on a separate basis. Lastly, it is our understanding that the segment reports that are reviewed by management (i.e., crib notes) provide separate information regarding the impact of pricing and inflation on segment profit. Based upon the observations noted above, we believe that you should expand your

disclosure in future filings to separately disclose and analyze the impact of inflation and changes in pricing on segment profit. Please revise or advise.

4.   We note that while MD&A generally focuses on providing an analysis of the changes in results of operations for comparable reporting periods, another objective of MD&A is to explain why reported amounts, as well as fluctuations thereto, have differed from that which may have been expected. In this regard, we noted circumstances in which it may have been appropriate for you to provide additional disclosure related to the revenue generated by your Bell segment during the three and six-month periods ended July 2, 2011 and July 3, 2010. For example, your disclosure on page 22 of the Form 10-Q for the quarterly period ended July 2, 2011 identifies the increase in the number of H-1 aircraft deliveries from three for the second quarter of fiscal year 2010 to eight for the second quarter of fiscal years 2011 as the primary driver of the $49 million increase in "other military" revenues for the comparable quarterly periods. However, your disclosure does not explain why the 167% increase in the number of H-1 aircraft delivered resulted in only a 23% increase in the absolute amount of "other military" revenue that was recognized. Similarly, your disclosure does not explain why a 50% increase in the number of V-22 aircraft delivered during the first half of fiscal year 2011, as compared to deliveries during the first half of fiscal year 2010, resulted in only a 26% increase in the amount of V-22 program revenue recognized for the 2011 period. Please ensure that your MD&A disclosure in future filings provides a complete analysis of your segments' results of operations. In particular, please ensure that your discussion provides sufficient analysis for readers to determine the correlation between (I) the factors that have been identified as the drivers of variances in reported revenues and/or costs and (II) the fluctuations in actual reported amounts.

In addition, with regard to the Bell segment, it appears that material amounts of service and support revenue recognized in connection with your V-22 and H-1 programs may have contributed to the fact that the changes in the number of V-22 and H-1 aircraft delivered do not appear to be closely correlated with the fluctuations in the amount of revenue recognized in connection with your "V-22 programs" and "other military" programs. As such, it appears that it may be meaningful for you to provide additional quantitative revenue information regarding the portion of your "V-22 program" revenue and "other military" revenue that is reflective of service revenue. In this regard, we believe that your expanded disclosure should provide enough information for investors to clearly ascertain (A) the proportion of "V-22 program" revenue and "other military" revenue that relates to the delivery of aircraft versus the provision of services and support, (B) the amount by which each type of revenue fluctuated between comparable reporting periods, and (C) the underlying reasons for fluctuations in service revenue recognized with regard to the "V-22 program" and "other military" programs. Please revise your disclosure accordingly, or advise. In addition, consider whether it would be appropriate to provide information regarding the service revenue recognized in connection with your "commercial" programs and advise. Please provide your proposed expanded disclosure as part of your response.

You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief